FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:	April 2010

Commission File Number:	000-50422

AMADOR GOLD CORP.

(Exact Name of Registrant, as Specified in its Charter)

711-675 West Hastings Street, Vancouver, British Columbia, Canada, V6B 1N2

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                                No  ☒

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):  82-____________

Table of Contents

Document 1	News Release dated April 12, 2010

Document 2	Material Change Report dated April 12, 2010

Document 1

#711-675 West Hastings Street
Vancouver, B.C.  Canada  V6B 1N2
Telephone:  604-685-2222
Fax:  604-685-3764
 www.amadorgoldcorp.com

FOR IMMEDIATE RELEASE:	April 12, 2010	TSX-V:AGX

CORPORATE UPDATE

VANCOUVER, BC - AMADOR GOLD CORP. (TSX-V:AGX) is pleased to announce, subject to the approval of the TSX Venture Exchange, the extension of the term and reduction of the exercise price of 4,482,069 warrants issued by the Company which currently expire on April 21, 2010 (the "Warrants"). The expiration date of the Warrants will be extended for an additional three years expiring on April 21, 2013 The exercise price will be $0.10 for the third year, $0.15 for the fourth year and $0.20 for the fifth year.

The Company would also like to announce, subject to the approval of the TSX Venture Exchange, the extension of the term and reduction of the exercise price of 6,822,750 warrants issued by the Company which currently expire on May 15, 2010 (the "Warrants"). The expiration date of the Warrants will be extended for an additional three years expiring on May 15, 2013. The exercise price will be $0.10 for the third year, $0.15 for the fourth year and $0.20 for the fifth year.

The Board of Directors announces that James McDonald has resigned as a director of the Company effective March 17, 2010.  The Board of Directors is also pleased to announce the appointment of Diana Mark as Corporate Secretary and Kathi Bartels as Assistant Corporate Secretary.

About Amador Gold
Amador has assembled a portfolio of more than 20 properties of exceptional merit in established mining camps and emerging mineral districts of Canada.  These projects include the Loveland gold-copper-nickel project program and the Horwood gold project.

Contact Information
Corporate Inquiries:	Kevin Hull or Alan Campbell, Investor Relations
Phone:	(604) 685-2222
Email:	info@amadorgold.com
Website:	www.amadorgoldcorp.com

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties.  Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Document 2

MATERIAL CHANGE REPORT

To:	British Columbia Securities Commission Alberta Securities Commission TSX Venture Exchange

Item 1.	Name and Address of Company – Amador Gold Corp., Suite 711 – 675 West Hastings Street, Vancouver, B.C., Canada V6B 1N2

Item 2.	Date of Material Change – 12 April, 2010.

Item 3.	News Release – News Release issued 12 April, 2010 at Vancouver, BC.

Item 4.
Summary of Material Change – Amador Gold Corp. (TSX-V:AGX) –announces, subject to the approval of the TSX Venture Exchange, the extension of the term and reduction of the exercise price of 4,482,069 warrants issued by the Company which currently expire on April 21, 2010 (the "Warrants").

Item 5.
Full Description of Material Change – Amador Gold Corp. (TSX-V:AGX) – announces, subject to the approval of the TSX Venture Exchange, the extension of the term and reduction of the exercise price of 4,482,069 warrants issued by the Company which currently expire on April 21, 2010 (the "Warrants"). The expiration date of the Warrants will be extended for an additional three years expiring on April 21, 2013 The exercise price will be $0.10 for the third year, $0.15 for the fourth year and $0.20 for the fifth year.

The Company would also like to announce, subject to the approval of the TSX Venture Exchange, the extension of the term and reduction of the exercise price of 6,822,750 warrants issued by the Company which currently expire on May 15, 2010 (the "Warrants"). The expiration date of the Warrants will be extended for an additional three years expiring on May 15, 2013. The exercise price will be $0.10 for the third year, $0.15 for the fourth year and $0.20 for the fifth year.

The Board of Directors announces that James McDonald has resigned as a director of the Company effective March 17, 2010.  The Board of Directors is also pleased to announce the appointment of Diana Mark as Corporate Secretary and Kathi Bartels as Assistant Corporate Secretary.

Item 6.	Reliance on Section 7.1(2) or (3) of National Instrument 51-102 – Not applicable.

Item 7.	Omitted Information – The undersigned is aware of no information of a material nature that has been omitted.

Item 8.	Executive Officer – Mr. Richard Hughes, President of the Issuer, is knowledgeable about the material change and this report. He can be contacted at (604) 685-2222.

Item 9.	Date of Report – Dated at Vancouver, British Columbia, this 12th day of April 2010.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMADOR GOLD CORP. (Registrant)

Date: April 15, 2010	By: /s/ Diana Mark Diana Mark, Assistant Corporate Secretary